Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SUPPL





10015443

24 March 2010


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2010
WASH. D.C.
193
SECTION


MACQUARIE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 3/30

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

22 March 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 19 March 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 19 March 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com



Registered Office:
Level 2, 12 O'Connell Street
Sydney
New South Wales 2000
Australia

Tel: 61 2 4801 0685
Fax: 61 2 4861 7665
Email: admin@envirogold.com

ABN: 48 008 031 034

VIA: WWW.ASX.ONLINE.COM

22 March 2010

The Manager
Company Announcements
Australian Securities Exchange Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

SUBJECT: SHARE PLACEMENT

EnviroGold Limited (ASX Code "EVG") advises that it will place 10 million shares with Macquarie Bank Limited, and 2.5 million to an existing shareholder, at 8 cents each to raise $1.0 million. The funds raised together with the $1.5 million raised from a placement at the same price to Indonesian mining group, PT Asia Pacific Mineral Resources, will be utilised to maintain the construction momentum of the Las Lagunas gold project in the Dominican Republic until funds can be accessed from Macquarie Bank's loan facilities, after the satisfaction of a number of conditions precedent to the loan drawdown.

Shareholders approval of the placement is not required under Section 7.1 of the Listing Rules.

Yours sincerely
EnviroGold Limited

Pamela Bardsley
Company Secretary

Enquires:

Mr Brian Johnson
Executive Chairman
Email: brianjohnson@envirogold.com
Ph: +61 2 4801 0685
Fax: +61 2 4861 7665

Mr James Tyers
Executive Director
Email: jamestyers@envirogold.com
Ph: +61 2 4801 0685
Fax: +61 2 4861 7665

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 834
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE
BANK

MICHAEL HAWKER JOINS MACQUARIE BANK LIMITED BOARD

SYDNEY, 22 March 2010 – Macquarie Bank Limited Chairman, David Clarke, today announced the appointment of Mr Michael Hawker to the Macquarie Bank Limited Board as an independent non-executive director. The appointment is effective immediately.

Mr Clarke said that the Board would benefit greatly from Mr Hawker's experience and knowledge of the financial services industry.

Mr Hawker's career has included 11 years with Citibank in Australia and the United Kingdom where his roles included Deputy Managing Director for Australia and subsequently, Executive Director, Head of Derivatives, Europe. He was also a member of Citibank's European senior management team. Mr Hawker then joined Westpac in Sydney where his roles included General Manager, Financial Markets and Group Executive, Business and Consumer Banking. More recently, Mr Hawker was Chief Executive Officer and Managing Director of Insurance Australia Group from 2001 to 2008.

Mr Hawker serves as a Director of Aviva Plc Group, the largest insurance services provider in the UK and the Australian Rugby Union. He is also Chairman of Trustees of the Giant Steps Foundation.

Mr Hawker will remain based in London but will travel regularly to Australia to attend Board Meetings in person. With a distinguished record of achievement, he brings international

experience as well as detailed knowledge of the Australian market, which will complement Macquarie's existing business including strong growth overseas.

Mr Clarke said: "Michael's appointment will represent an important addition to the skill base of our Board".

The appointment of Mr Hawker as an Independent Director will bring the Macquarie Bank Limited Board membership to 10, including 7 Independent Non-Executive Directors.

Contacts:

Stuart Green, Macquarie, Investor Relations +612 8232 8845
Paula Hannaford, Macquarie, Corporate Communications +612 8232 4102

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX/Media Release

MICHAEL HAWKER JOINS MACQUARIE GROUP BOARD

SYDNEY, 22 March 2010 – Macquarie Group Chairman, David Clarke, today announced the appointment of Mr Michael Hawker to the Macquarie Group Board as an independent non-executive director. The appointment is effective immediately.

Mr Clarke said that the Board would benefit greatly from Mr Hawker's experience and knowledge of the financial services industry.

Mr Hawker's career has included 11 years with Citibank in Australia and the United Kingdom where his roles included Deputy Managing Director for Australia and subsequently, Executive Director, Head of Derivatives, Europe. He was also a member of Citibank's European senior management team. Mr Hawker then joined Westpac in Sydney where his roles included General Manager, Financial Markets and Group Executive, Business and Consumer Banking. More recently, Mr Hawker was Chief Executive Officer and Managing Director of Insurance Australia Group from 2001 to 2008.

Mr Hawker serves as a Director of Aviva Plc Group, the largest insurance services provider in the UK and the Australian Rugby Union. He is also Chairman of Trustees of the Giant Steps Foundation.

Mr Hawker will remain based in London but will travel regularly to Australia to attend Board Meetings in person. With a distinguished record of achievement, he brings international experience as well as detailed knowledge of the Australian market, which will complement Macquarie's existing business including strong growth overseas.

Mr Clarke said: "Michael's appointment will represent an important addition to the skill base of our Board".

The appointment of Mr Hawker as an Independent Director will bring the Macquarie Group Board membership to 9, including 7 Independent Non-Executive Directors.

Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102